September 21, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:              Mr. Mark A. Wojciechowski

Re:                               Acknowledgments Related to Transocean Inc.’s Response to the Staff’s Comment Letter dated September 13, 2007

Ladies and Gentlemen:

In response to the comment of the Staff of the Division of Corporation Finance contained in the letter dated September 13, 2007 from Mark A. Wojciechowski, Staff Accountant, with respect to (i) the Annual Report on Form 10-K for the year ended December 31, 2006, filed March 1, 2007, of Transocean Inc. (the “Company”) and (ii) the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, filed August 1, 2007, of the Company, the Company hereby acknowledges in connection with its response to the Staff’s comment that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TRANSOCEAN INC.

By:	/s/ Gregory L. Cauthen
Gregory L. Cauthen
Senior Vice President and
Chief Financial Officer

September 21, 2007

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Transocean Inc.

RE:	Transocean Inc.: Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2007 Filed August 1, 2007
File No. 333-75899

Response to SEC Staff Comment dated September 13, 2007

We are responding to the comment received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated September 13, 2007 regarding the filings listed above (the “Filings”).  For your convenience, we have included your comment below in italicized text:

Form 10-K for the Fiscal Year Ended December 31, 2006

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

1.                          In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.  We note you have replaced the word “report” with “annual report” or “quarterly report” in paragraphs 2, 3, and 4 of the certifications in your Form 10-K and 10-Q.  Please revise all future certifications to be in the exact form set forth in Item 601 of Regulation S-K.

We thank you for your comment and we hereby confirm that all of our future certifications will be in the exact form of certification set forth in Item 601 of Regulation S-K.

Please contact Gene J. Oshman of Baker Botts L.L.P. at (713) 229-1178 or Chipman Earle of Transocean Inc. at (713) 232-7518 with any additional questions or comments.